Exhibit 99.2

STEALTHGAS INC. 331 KIFISSIAS AVE. 14561 ATHENS, GREECE SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V79144-P37018 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY STEALTHGAS INC. For All Withhold All Except For All The Board of Directors recommends you vote FOR the following: 1. Election of Directors Nominees: 01) Michael G. Jolliffe 02) John Kostoyannis The Board of Directors recommends you vote FOR the following proposal: 2. Ratification of appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for the year ending December 31, 2025. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below. For Against Abstain Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement and Annual Report are available at www.proxyvote.com V79145-P37018 STEALTHGAS INC. 2025 Annual Meeting of Stockholders October 9, 2025, 11:00 a.m. Greek Local Time THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The stockholder(s) hereby appoint(s) Harry N. Vafias and Konstantinos Sistovaris, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of STEALTHGAS INC. that the stockholder(s) is/are entitled to vote at the 2025 Annual Meeting of Stockholders to be held on Thursday, October 9, 2025 at 11:00 a.m. Greek local time, at the Company’s principal executive offices at 331 Kifissias Avenue, Kifissia 14561 in Athens, Greece, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side

Your Vote Counts! STEALTHGAS INC. 2025 Annual Meeting Vote by October 8, 2025 11:59 PM ET V79146-P36929 You invested in STEALTHGAS INC. and it’s time to vote! You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on October 9, 2025. Get informed before you vote View the Notice & Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to September 25, 2025. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. For complete information and to vote, visit www.ProxyVote.com Control # Smartphone users Point your camera here and vote without entering a control number Vote in Person at the Meeting* October 9, 2025 11:00 a.m. Greek local time 331 Kifissias Avenue Kifissia 14561 Athens, Greece *If you choose to vote these shares in person at the meeting, you must request a “legal proxy.” To do so, please follow the instructions at www.ProxyVote.com or request a paper copy of the materials, which will contain the appropriate instructions. Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters. STEALTHGAS INC. 2025 Annual Meeting Vote by October 8, 2025 11:59 PM ET Board Voting Items Recommends 1. Election of Directors Nominees: For 01) Michael G. Jolliffe 02) John Kostoyannis 2. Ratification of appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for For the year ending December 31, 2025. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. V79147-P36929